UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                                       SEC File Number 001-12233
                                                       CUSIP NUMBER 088577101
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [x] Form 10-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
             [ ] Form N-CSR

For Period Ended: December 31, 2004
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended: ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BEXIL CORPORATION
Full Name of Registrant

Not Applicable
Former Name if Applicable

11 HANOVER SQUARE, 12TH FLOOR
Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10005
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K Form NSAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         Pursuant to Rule 12b-25(b), the Registrant hereby states in reasonable detail why it could not file form 10-KSB within the prescribed time period: The Registrant was advised on a preliminary basis by its current independent registered public accounting firm that issues arising from scope of audit considerations would suggest that the Registrant engage other auditors to act as its independent registered public accounting firm for the fiscal period ending December 31, 2004. Scope of audit issues considered included that substantial portions of Registrant's assets and revenue are derived from an unconsolidated affiliate accounted for on an equity basis whose financial statements are audited by other auditors. As a result of the significance of the assets and revenue audited by the other auditors to the total assets and revenue of the Registrant, Registrant's current auditors stated there are principal auditor concerns. Accordingly, it was suggested that Registrant engage as its auditors such other auditors of such unconsolidated affiliate. Due to delays in concluding the new client acceptance process, the proposed successor independent registered public accounting firm has not yet been engaged and no assurances can be given that the new client acceptance process will result in the engagement of such other auditors. Due to the foregoing, the Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2004 within the prescribed due date of March 31, 2005.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William G. Vohrer          212-785-0400

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer if no, identify report(s).

        Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

        Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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BEXIL CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2005                         By: /s/ William G. Vohrer
                                            William G. Vohrer
                                            Treasurer